

DIVISION OF
CORPORATION FINANCE

May 23, 2012

<u>Via E-mail</u>
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

Re: United Realty Trust Incorporated
Registration Statement on Form S-11
Filed December 21, 2011
Sales Literature
Submitted February 21, 2012 and March 2, 2012
File No. 333-178651

Dear Mr. Frydman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Sales Literature</u>

<u>General</u>

1.   In future sales literature submissions, please include a separate cover letter for each piece submitted or label each piece accordingly.

2.   We note that the text on the bottom of a few pieces of the submitted sales literature appears to have been cut off. In the future, please ensure that each sales literature piece includes the full text in legible format.

3.   Please revise your sales literature pieces to remove photographs of properties not owned by the program or any of its affiliates or advise.

4.   We note you include charts in the sales literature pieces which include NAREIT information. Please note that the use of NAREIT information to illustrate some type of return or performance by non-traded REITs is not appropriate and should not be used in sales literature. Please revise your sales literature pieces accordingly.

5.   In several of your pieces you have "7% Preferred Return" in extremely large font. Your presentation could be confused by investors as a 7% preferred dividend rate. Please revise your sales literature to remove such prominence.

6.   Please expand your risk factor sections included in the various pieces. For example purposes only, please revise to include risks regarding:

- No guarantee of distributions;
- Substantial fees;
- Sponsor's lack of experience operating a REIT or public programs.

Sales Literature Submitted February 21, 2012

"Baby Boomers" Flyer

7.   Please revise page 1 of the flyer to clarify the limitations to the referenced liquidity and transparency.

Sales Literature Submitted March 2, 2012

Brochure

8.   We note the reference to returns in excess of 15% per annum over the past 15 years. Please tell us how this figure was calculated based on the disclosure in the prospectus. Also, please highlight your management's lack of experience in operating an entity with retail investors and the existence of adverse experiences to balance your disclosure. This comment also applies to the "investment team flyer."

9.   Under the heading "less volatility," you suggest that non-traded REITs are better investments than traded REITs because you are not subject to price/market volatility. It appears that your lack of volatility would be due to the fact that your securities have limited liquidity and are not subject to market valuation because they are not traded. As such, please tell us how the noted suggestion is appropriate or revise to remove.

10.   Under your "liquidity" caption, please clarify that, in addition to the 20% limitation, it is further limited by the amount of cash or liquid investments apportioned for such purpose and that the board may further reduce liquidity based on its judgment.

11.   Please increase the font size of your risk factors such that they are equally prominent to the rest of the text. Please also revise to move the risk factors closer to the front page of the brochure.

12.   Please expand your risk factor section. For example purposes only, please revise to include risk factors regarding:

- No guarantee of distributions;
- Substantial fees.

Information Package

13.   Please revise this sales literature piece to include a risk factors section.

14.   Please tell us what the purpose of the article on page 2 is.

Frequently Asked Questions

15.   Please revise this sales literature piece to include a risk factors section.

16.   Please revise the second answer to clarify that your management will determine the NAV and not an independent party and discuss the other limitations to the repurchase plan. Also, please tell us why the last sentence is incomplete.

Investment Team Flyer

17.   Please revise this sales literature piece to include a risk factors section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Peter M. Fass, Esq.
Via E-mail